Exhibit 99.1

SYSWIN Receives Continued Listing Standard Notice from the NYSE

Beijing, February 3, 2012 — SYSWIN Inc. (NYSE: SYSW; “SYSWIN” or the “Company”), a leading provider of primary real estate services in China, announced today that on January 18, 2012, the New York Stock Exchange (the “NYSE”) has notified the Company that the Company has fallen below the NYSE’s continued listing standard that requires a minimum average closing price of $1.00 per share over 30 consecutive trading days.

In accordance with applicable rules in Sections 801 and 802 of the NYSE Listed Company Manual, the Company has six months from the date of its receipt of the NYSE notice to regain compliance with the minimum share price rule. The Company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the six-month cure period the Company’s security have a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month or on the last day of the cure period.

The Company has notified the NYSE its intention to cure this deficiency within the prescribed timeframe. The Company’s security will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards.  SYSWIN is currently in compliance with all other NYSE continued listing standards. The NYSE notification does not affect the Company’s business operations or its Securities and Exchange Commission (“SEC”) reporting requirements.

About SYSWIN

The Company began to focus on providing primary real estate services in the second half of 2004 and believes it is a leading primary real estate service provider in China. The Company has operations in 26 cities throughout China. It primarily provides real estate sales agency services to property developers on new residential properties with net revenue derived from such sales agency services representing 96.8% of the Company’s total net revenue in 2010. Capitalizing on the experience and capabilities initially gained in Beijing, the Company has replicated its success in a number of other markets. The Company focuses on servicing its key clients and tailors its services to meet client demands. As a result, the Company has been successful in generating repeat business and increasing business from its major clients. Out of China’s top 30 developers (including those that do not use sales agency services), according to China Index Academy, 14 are or have previously been clients of the Company. Clients include some of the most well-recognized nationwide developers in China, including China Vanke, Longfor Properties, Sino-Ocean Land Holdings, Guangzhou R&F Properties and Gemdale Group.

Cautionary Note About Forward-looking Statements:

This press release contains forward-looking statements, including statements regarding the quarterly earnings forecast, anticipated performance, general business outlook and projected results of operations. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. SYSWIN has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. SYSWIN may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on SYSWIN’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements are subject to various risks and uncertainties, including but not limited to regulatory developments, deteriorating economic conditions and unavailability of real estate financing, which could cause actual results to differ materially from expectations. The factors that could affect SYSWIN’s future financial results are discussed more fully in SYSWIN’s filings with the SEC. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and SYSWIN does not undertake any obligation to update any such information, except as required under applicable law.

Contact:

SYSWIN Inc.

Wen Fan

T: +86-10-8472-8783

E: ir@syswin.com